EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                      COUPON PERIOD ENDING 15 NOVEMBER 2002



NOTES
-------------------------------------------------------------------------------------------------------------------------------

                           FV OUTSTANDING                                 COUPON PAYMENTS    PRINCIPAL PAYMENTS   CHARGE OFFS
                                (USD)        BOND FACTOR   COUPON RATE         (USD)                (USD)            (USD)
-------------------------------------------------------------------------------------------------------------------------------

Class A1 Notes                       0.00      0.000000%      0.00000%               0.00                  0.00         0.00

Class A2 Notes             227,310,667.13     39.949151%      2.08000%       1,364,128.27         29,318,815.04         0.00

Class A3 Notes             125,000,000.00    100.000000%      2.17000%         693,194.44                  0.00         0.00

-------------------------------------------------------------------------------------------------------------------------------

                                                                     31Oct02
POOL SUMMARY                                                           AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                  447,844,657
Outstanding Balance - Fixed Rate Loans                             103,853,166
Number of Loans                                                          7,173
Weighted Average Current LVR                                             51.13%
Average Loan Size                                                       76,913
Weighted Average Seasoning                                             65 mths
Weighted Average Term to Maturity                                     223 mths


PRINCIPAL COLLECTIONS                                                  AUD
---------------------                                           ----------------
Scheduled Principal Payments                                      6,806,050.27
Unscheduled Principal Payments                                   43,638,672.67
Redraws                                                           5,199,638.00

Principal Collections                                            45,245,084.94


TOTAL AVAILABLE PRINCIPAL                                              AUD
-------------------------                                       ----------------
Principal Collections                                            45,245,084.94
Principal Charge Offs                                                     0.00
Principal Draw                                                            0.00

Total Available Principal                                        45,245,084.94

Principal Distributed                                            45,245,084.94
Principal Retained                                                        0.00


TOTAL AVAILABLE FUNDS                                                  AUD
---------------------                                           ----------------
Available Income                                                 10,776,949.42
Principal Draw                                                            0.00
Liquidity Draw                                                            0.00

Total Available Funds                                            10,776,949.42


REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                   ----------------
Redraw Shortfall                                                          0.00
Redraw Carryover
Charge Offs                                                               0.00

Liquidity Draw                                                            0.00
Liquidity Shortfall                                                       0.00


CPR
--------------------------------------------------------------------------------
                                                Aug-02       Sep-02      Oct-02
                              1 mth CPR         26.80%       21.93%      26.04%


ARREARS
--------------------------------------------------------------------------------
                              % of pool
                             (by balance)
31 - 59 days                    0.66%
60 - 89 days                    0.10%
90+ days                        0.10%
Defaults                         Nil
Losses                           Nil


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